July 3, 2019

Brent Rystrom
Chief Executive Officer
RiceBran Technologies
1330 Lake Robbins Drive, Suite 250
The Woodlands, TX 77380

       Re: RiceBran Technologies
           Registration Statement on Form S-3
           Filed June 28, 2019
           File No. 333-232447

Dear Mr. Rystrom :

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Jeff Pietsch